

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via Email
Eric L. Kelly
President and Chief Executive Officer
Overland Storage, Inc.
9112 Spectrum Center Boulevard
San Diego, California 92123

> **Re:** **Overland Storage, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2013**
> **File No. 333-187241**

Dear Mr. Kelly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Note Purchase Agreement provides that the purchaser of notes, and not the company, will have the option to determine whether the applicable interest payment is payable in cash or shares of common stock if at any time the purchaser of the notes holds 20% of more of the company's outstanding common stock. As such, the conversion terms of the note are subject to the discretion of the holder. Please provide an analysis as to why you believe that the registration of shares underlying such a note may be appropriately registered for resale.

2. We received your application for confidential treatment of portions of the Note Purchase Agreement. We will review the application and provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

Eric L. Kelly
Overland Storage, Inc.
April 12, 2013
Page 2

Information Incorporated by Reference, page 1

3.   Tell us the basis for your belief that you are eligible to incorporate information by reference. See General Instruction VII to Form S-1. Your response should address the applicability of each of the disqualifying circumstances set forth in paragraph D.1.c of General Instruction VII. Disqualification from reliance on incorporation by reference should also be considered in assessing the adequacy of your disclosure under the heading "Risk Factors".

Selling Shareholders, page 8

4.   With regard to the shares of your common stock being offered by Brightwood Capital Advisors LLC, please ensure that you clearly identify the natural person or persons that have voting and dispositive powers over such shares. With regard to the shares of common stock being offered by Cyrus Opportunities Master Fund II, Ltd., CRS Master Fund, L.P., Crescent 1, L.P., and Cyrus Select Opportunities Master Fund, Ltd., it is unclear whether Stephen C. Freidheim has voting and dispositive control over these shares. Please clarify this in the registration statement.

Undertakings, page II-7

5.   Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertakings relating to the Rule 430, Rule 430B and the initial distribution of securities in paragraphs (a)(4) and (a)(5) of your undertakings. Please revise or explain.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Paul Sieben, Esq.
O'Melveny & Myers LLP